Exhibit 1 - Press Releases of the Registrant
Document No.	Date of Document	Title of Document
1.1	January 29, 2002	News Release
1.2	March 8, 2002	News Release
1.3	March 28, 2002	News Release
1.4	June 26, 2002	News Release
1.5	July 11, 2002	News Release
1.6	July 15, 2002	News Release
1.7	July 31, 2002	News Release
1.8	August 12, 2002	News Release
1.9	September 4, 2002	News Release
1.10	February 10, 2003	News Release
1.11	March 24, 2003	News Release
1.12	April 8, 2003	News Release
1.13	April 11, 2003	News Release
1.14	April 22, 2003	News Release
1.15	May 9, 2003	News Release
1.16	May 16, 2003	News Release
1.17	May 29, 2003	News Release
1.18	May 30, 2003	News Release
1.19	June 18, 2003	News Release
1.20	June 24, 2003	News Release
1.21	July 30, 2003	News Release
1.22	August 6, 2003	News Release
1.23	September 2, 2003	News Release
1.24	October 3, 2003	News Release
1.25	November 20, 2003	News Release

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

January 29, 2002	NEWS RELEASE 2002-01	NNO - TSE

CHANGES TO NORTHERN ORION'S BOARD OF DIRECTORS

Northern Orion Explorations Ltd. ("Northern Orion") announces that Anthony Walsh and Stephen Quin have resigned as directors of Northern Orion effective January 7th, 2002.

Mr. Walsh who is the Chief Executive Officer, President and a Director of Miramar Mining Corporation ("Miramar") was the President, CEO and a Director of the Northern Orion from March 1999 to November 1999.  Prior to his service as President, Mr. Walsh was the Vice President and Chief Financial Officer of Northern Orion over a period of approximately four years. Mr. Quin is Executive Vice President and also a Director of Miramar, and had been a director of Northern Orion since 1988.

Northern Orion recognizes and acknowledges the years of service by these gentlemen, and thanks them for their valued contributions.

Northern Orion is presently attempting to capitalize on its recent exposure to potential mining opportunities in South Africa, and is continuing to evaluate a number of mining operations that could provide the basis for an acquisition.  The Company's objective is to identify, evaluate and acquire an existing cash flow positive operation.  Northern Orion retains substantial copper-gold assets located in Argentina, which include its interest in the very large copper-gold-molybdenum Agua Rica deposit and 100% interest in the San Jorge copper-gold porphyry deposit.

For further information please contact:

Stephen J. Wilkinson President and Chief Executive Officer NORTHERN ORION EXPLORATIONS LTD. Tel: (604) 687-4622 / Fax: (604) 687-4212 Email: info@northernorion.com

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

Friday, March 8, 2002	NEWS RELEASE 02-02	NNO - TSE VLG - CDNX

NORTHERN ORION & VALERIE GOLD RESOURCES LTD. ANNOUNCE PRIVATE PLACEMENT

Valerie Gold Resources Ltd. ("Valerie") and Northern Orion Explorations Ltd. ("Northern Orion") are pleased to announce that they have entered into an agreement by which Valerie will subscribe for a $0.5 million private placement of 8.33 million common shares of Northern Orion priced at $0.06 per share.  In addition, Valerie will receive 500,000 share purchase warrants. Each warrant will entitle Valerie to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.075. The placement was non-brokered and will close immediately upon receipt of all required regulatory approvals and subject to certain conditions.  Upon closing, Valerie Gold will own 18.33 million shares or 14.8% of Northern Orion's outstanding common shares.  Northern Orion intends to use the funds for working capital as it pursues acquisition opportunities.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD Stephen Wilkinson, President David Cohen, Vice President Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@northernorion.com

VALERIE GOLD RESOURCES LTD.

Frank A. Lang, P. Eng - President

William ("Bill") Witte, Exec. Vice President

Tel:  (604) 687-4622  Fax:  (604) 687-4212

 Toll Free:  1-888-267-1400

Email:  Investor@langmining.com

VALERIE GOLD RESOURCES LTD. www.valeriegold.com / www.langmining.com	N O R T H E R N O R I O N E X P L O R A T I O N S L T D .

March 28, 2002

VLG-CDNX

NNO - TSE

NORTHERN ORION & VALERIE GOLD RESOURCES LTD. RECEIVE EXCHANGE ACCEPTANCE OF PRIVATE PLACEMENT

Valerie Gold Resources Ltd. ("Valerie") (VLG-CDNX) and Northern Orion Explorations Ltd. (NNO-TSE) ("Northern Orion") are pleased to announce the closing of their previously announced non-brokered private placement, whereby Valerie subscribed for 8,333,333 units of Northern Orion at a price of $0.06 per unit for a payment of $500,000.  The 8,333,333 units consist of an aggregate of 8,333,333 common shares and 500,000 share purchase warrants.  Each whole warrant is exercisable for a period of two years from closing at price of $0.075 per share.

The issuance of the 8,333,333 common shares and 500,000 warrants will result in Valerie owning 18,333,333 common shares of Northern Orion representing 15% of the issued and outstanding shares of Northern Orion.  In addition, Valerie holds 10,000,000 warrants to purchase up to an additional 10,000,000 previously unissued common shares and is entitled to purchase or direct the sale of 60,012,471 common shares in the capital of Northern Orion held under option by 1341180 Ontario Limited.

Valerie has acquired these securities for investment purposes.  It is Valerie's intention to evaluate the investment in Northern Orion and to increase and decrease its shareholdings, as circumstances require.

Northern Orion intends to use the proceeds of this private placement for working capital as it pursues acquisition opportunities.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD Stephen Wilkinson, President David Cohen, Senior Vice President Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@northernorion.com	VALERIE GOLD RESOURCES LTD. Frank A. Lang, - President William ("Bill") Witte, Exec. Vice President Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

June 26, 2002	NEWS RELEASE	NNO - TSX

ROBERT CROSS NORTHERN ORION'S NEW CHAIRMAN

Stephen Wilkinson, President and CEO of Northern Orion Explorations Ltd. ("Northern Orion"), is pleased to announce that Mr. Robert Cross has been elected Chairman at a meeting held yesterday following Northern Orion's Annual General Meeting of Shareholders.

Mr. Cross has agreed to assume the position of Chairman to facilitate the further development of Northern Orion.  Mr. Cross is well known in the mining and financial communities, having served formerly as Chairman and Chief Executive Officer of Yorkton Securities and as a Vice President and Director of Gordon Capital.

Mr. Cross replaces John K. Burns as  Chairman.  Mr. Burns, who has been Chairman since 1999, continues as a director, serving on the executive, audit and environmental committees.

Northern Orion's principal objective is to maximize the economic potential of its interest in the Agua Rica copper-gold-molybdenum project in Argentina.  To this end and with its recent exposure to mining opportunities in South Africa, Northern Orion is assessing a number of existing cash flow positive base- and precious-metal mining projects that could provide the basis for an acquisition.

For further information please contact:

Stephen J. Wilkinson President and Chief Executive Officer NORTHERN ORION EXPLORATIONS LTD. Tel: (604) 687-4622 / Fax: (604) 687-4212 Email: info@northernorion.com

Some of the statements contained in this News Release are forward-looking statements.  They include statements about the Company's expectations, beliefs, plans, objectives and assumptions about future events or performance.  These statements are often, but not always, made through the use of words or phrases such as "will likely result", "expected to", "anticipate", "believes", "estimate", "intend", "plan", "project", "would" and "outlook".  These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those indicated.

N O R T H E R N O R I O N EXPLORATIONS LTD

July 11, 2002	NEWS RELEASE	NNO - TSX

NORTHERN ORION COMPLETES RESTRUCTURING TO BE DEBT FREE

Northern Orion Explorations Ltd. ("Northern Orion") is pleased to announce that it has eliminated all of its outstanding indebtedness with the conversion of $6.9 million in secured convertible notes held by Miramar Mining Corporation ("Miramar").  The conversion was triggered with the completion today of the distribution of a minimum of 48 million of the 70 million shares of Miramar's control block.  The option on Miramar's block was originally disclosed in Northern Orion's news release of February 23, 2001.

The Company has now effectively completed its restructuring which commenced under current management in November 1999.  Since that time, over $5 million has been raised, overhead costs have been significantly reduced, and over $50 million in debt has been removed from the balance sheet.  Highlights include:

  Conversion of a $21.4 million debenture into shares at a price of $1.47 per share;

  Conversion of $4.5 million in debt at a price of $0.30 per share;

  Settlement of $18 million in debt for a royalty capped at $15 million;

  Redistribution of the Miramar control block to institutional investors; and

  Conversion of all remaining $6.9 million debt at a price of $0.15 per share.

Throughout the financial restructuring, Northern Orion has preserved its core copper and gold asset base in three advanced projects:

Northern Orion has attributable mineral resources containing approximately 8 billion pounds of copper and 5 million ounces of gold. Management believes that the recent strengthening of the precious metals sector may be indicative of a positive longer-term trend in the base metal market and underlying equities.

Northern Orion's principal objective is to maximize the economic potential of its interest in the Agua Rica copper-gold-molybdenum project in Argentina. In addition, Northern Orion is assessing a number of potential base- and precious-metal transactions to provide the basis for a value-added acquisition.

For further information please contact:

Stephen J. Wilkinson President and Chief Executive Officer NORTHERN ORION EXPLORATIONS LTD. Tel: (604) 687-4622 / Fax: (604) 687-4212 Email: info@northernorion.com

Some of the statements contained in this News Release are forward-looking statements.  They include statements about the Company's expectations, beliefs, plans, objectives and assumptions about future events or performance.  These statements are often, but not always, made through the use of words or phrases such as "will likely result", "expected to", "anticipate", "believes", "estimate", "intend", "plan", "project", "would" and "outlook".  These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those indicated.

Monday, July 15, 2002	NEWS RELEASE	NNO - TSE

NORTHERN ORION ANNOUNCES $2 MILLION PRIVATE PLACEMENT

Northern Orion Explorations Ltd. ("Northern Orion") is pleased to announce that it has arranged a private placement of approximately 20 million Units, priced at $0.10 per Unit.  Each Unit will be composed of a Northern Orion common share plus a share purchase warrant. Each warrant will entitle the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13. The placement is non-brokered but is subject to a 10% finders fee.  The transaction will close immediately upon receipt of all required regulatory approvals.  Northern Orion intends to use the funds for working capital and to pursue acquisition opportunities.

On July 11, 2002, Northern Orion announced that it had eliminated all of its outstanding indebtedness and completed the redistribution of 48 million shares of the Miramar Mining Corporation control block.  Northern Orion is now widely held and will be well positioned going forward to maintain its existing copper assets and to fully evaluate prospective opportunities.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD Stephen Wilkinson, President David Cohen, Vice President Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@northernorion.com

Wednesday, July 31, 2002	NEWS RELEASE	NNO - TSE

NORTHERN ORION CLOSES ANNOUNCES

CHANGES TO MANAGEMENT & BOARD

Robert Cross, Northern Orion's chairman is pleased to announce that effective August 1, 2002, David Cohen will become President and Chief Executive Officer, and a director of the Company.  Mr. Cohen is presently Senior Vice President and Chief Operating Officer of the Company and has a strong background as an international mining executive, corporate director and business consultant.  Previously he has held executive positions with Miramar Mining Corporation and Fluor Daniel, responsible for international project development in precious and base metals.  He is a Professional Engineer with a degree in Chemical Engineering and an MBA degree from the University of the Witwatersrand in South Africa.

Stephen Wilkinson will be stepping down as President and CEO of the Company having held that position since November 1999.  Mr. Wilkinson managed Northern Orion through very difficult financial circumstances and its subsequent successful restructuring.  He will remain a director of Northern Orion.  Northern Orion extends its thanks to Mr. Wilkinson for transforming Northern Orion into a widely held enterprise with a sound balance sheet.

The board of Northern Orion will see two other changes.  Messrs Norman Anderson and Frank Lang are retiring as directors.  Through the transitional period, each has made important contributions to the Company both formally in meetings of the directors and individually by contributing their advice in consultations with management.  Northern Orion thanks them both for their time and efforts.

As disclosed in our July 11, 2002 release, Northern Orion has in its three advanced projects a total contained metals amounting to approximately 8 billion pounds of copper and 5 million ounces of gold in attributable mineral resources.  The Company's principal objective is to maximize the economic potential of its interest in the Agua Rica copper-gold-molybdenum project in Argentina.  In addition, Northern Orion is assessing a number of potential transactions that could provide the basis for an accretive acquisition.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD David Cohen or Robert Cross Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@northernorion.com

Monday, August 12, 2002	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES $2 MILLION PRIVATE PLACEMENT

Northern Orion Explorations Ltd. ("Northern Orion") has closed the non-brokered private placement of 20 million Units, priced at $0.10 per Unit as previously announced on July 15 th.  Each Unit was composed of a Northern Orion common share plus a share purchase warrant. Each warrant entitles the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13.

As disclosed in our July 11, 2002 release, Northern Orion has a total contained metals amounting to approximately 8 billion pounds of copper and 5 million ounces of gold in attributable mineral resources in its three advanced projects.  The Company's principal objective is to maximize the economic potential of its interest in the Agua Rica copper-gold-molybdenum project in Argentina.  In addition, Northern Orion is assessing a number of potential opportunities that could provide the basis for accretive transactions.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD. David Cohen, President & CEO Tel: (604) 689-9663 Fax: (604) 434-1487 Email: info@northernorion.com

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

Wednesday, September 4, 2002	NEWS RELEASE	NNO - TSX

 NORTHERN ORION OPTIONS THE CUBAN MANTUA COPPER PROJECT

Northern Orion Explorations Ltd ("Northern Orion") is pleased to announce that it has entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua Copper Project in Cuba from Northern Orion. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% of the project.

Northern Orion believes that by entering into this option agreement, the Mantua Copper Project will be moved forward to production expeditiously and consequently return value to Northern Orion. Through the elimination of the ongoing sustaining and development costs of the project, this will be accomplished at no further cost to Northern Orion.

The Mantua project is located in Western Cuba and has excellent infrastructure including paved highways, mine-site office buildings, and mining equipment.  Previous metallurgical pilot plant testing indicated that an annual production rate of 39 million pounds of copper cathode could be achieved with direct operating costs of US$0.44 per pound over an 11-year mine life.  This would place the operation in the lower quartile of world copper production costs.  Capital costs were estimated at US$48.5 million.  The Mantua Project is subject to a 2.5% royalty due to Miramar Mining.

Newport has conducted its own due diligence on the Mantua project and believes that the project can generate positive returns at low copper prices due to the high grade of the deposit and low operating costs per pound of copper produced. Newport would acquire Northern Orion's interest in Mantua by way of an option agreement, the terms of which are as follows:

  Newport will issue Northern Orion with 400,000 common shares of Newport to enter into the Option Agreement.

  Newport will assume and pay carrying costs relating to Northern Orion's operating costs in Cuba up to a maximum of US$20,000 per month.

  Newport will complete a program of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study, such program to cost a maximum of US$750,000.

  Newport and Northern Orion agree on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

  Should Northern Orion identify, negotiate and secure a Credit Facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 shares to Northern Orion in consideration.  In this case Newport will assume US$20 million of the US$28 million subordinated debt owing to Northern Orion by Geominera, leaving Northern Orion with US$8 million of the subordinated debt;

  Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to Northern Orion by Geominera, leaving Northern Orion with the remaining US$14 million subordinated debt;

  All costs incurred by Northern Orion and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

  Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Miramar Royalty on the Mantua project.

  Upon Regulatory approval of the Option Agreement between Newport and Northern Orion, Northern Orion will be entitled to appoint one director to the board of Newport.

As disclosed in our July 11, 2002 release, Northern Orion has a total contained metals amounting to approximately 8 billion pounds of copper and 5 million ounces of gold in attributable mineral resources in its three advanced projects. The Company's principal objective is to maximize the economic potential of its interest in the Agua Rica copper-gold-molybdenum project in Argentina. In addition, Northern Orion is assessing a number of potential opportunities that could provide the basis for accretive transactions.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD. David Cohen, President & CEO Tel: (604) 689-9663 Fax: (604) 434-1487 Email: info@northernorion.com

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

Monday, February 10, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Consolidates 100% Interest in Agua Rica Copper-Gold Porphyry

Financing Arranged

Vancouver, B.C., February 10, 2003 --  Northern Orion Explorations Ltd (NNO-TSX) is pleased to announce that it has entered into a binding agreement with BHP Minerals International Exploration Inc ("BHP Billiton") to consolidate ownership of 100% of the Agua Rica copper-gold-molybdenum project in Argentina.  The 72% interest presently held by BHP Billiton will be purchased by Northern Orion for US$3.6 million payable on April 30, 2003, with a final payment of US$9.0 million due on or before 30 June 2005.  The closing of this transaction is subject to completion of a definitive purchase and sale agreement and regulatory approvals.

Agua Rica is considered one of the most advanced copper projects currently under development. It is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%*. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.  Over US$50 million has been spent delineating the resource and completing the physical work required for the preparation of a bankable feasibility study.

The Agua Rica deposit is located approximately 34km east of the porphyry Baja de la Alumbrera mine, which is owned 50% by MIM Holdings, 25% by Wheaton River Minerals/WRM:TSX (to be acquired from Rio Tinto) and 25% by BHP Billiton.  Production from Alumbrera for the year ended June 30, 2002 as reported by Wheaton River Minerals, totaled 759,360 ounces of gold at a cash cost of negative US$18 per gold ounce (copper treated as a byproduct) and 199,550 tonnes of copper. Agua Rica's proximity to Alumbrera offers potential synergies. Northern Orion believes that by increasing its ownership to 100% it will be able to accelerate the various development scenarios for the Agua Rica deposit.

Northern Orion has arranged a US$3 million term loan from Endeavour Mining Capital Corp./EDV-TSXV to fund a portion of the initial payment to BHP Billiton on commercial terms, including 3,000,000 Northern Orion warrants exercisable at $0.15 for 24 months. This loan may be convertible prior to maturity into Northern Orion common shares at $0.20 in the first 6 months or $0.175 in the second 6 months at Endeavour Mining Capital Corp's option.

Northern Orion has also arranged a non-brokered private placement of up to 40,000,000 units at $0.10 per unit for proceeds of $4.0 million.  Each unit will consist of one common share and one non-transferable share purchase warrant.  One such warrant will entitle the holder to purchase one additional common share at a price of $0.13 for 24 months.  The proceeds from this private placement will be used to fund the balance of the initial payment to BHP Billiton and for general working capital purposes. The private placement and loan are subject to regulatory acceptance.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit in the short term. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

* Previously released in Northern Orion press release April 18, 2001 prepared in accordance with National Instrument 43-101

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Monday, March 24, 2003	NEWS RELEASE	NNO - TSX

Northern Orion closes $4 million Private Placement

Northern Orion (the "Company") is pleased to announce that the recently announced private placement was oversubscribed and has closed. The placement consisted of 40,000,000 units of the Company, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.13 per share for the two years.  The units were issued at $0.10, except those issued to insiders or associates, which were issued at $0.115.  The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded until July 19, 2003 except as permitted by applicable securities laws.

Proceeds of the private placement will be used to fund a portion of the initial payment to BHP Billiton in connection with the Company's purchase of BHP Billiton's 72% interest in the Agua Rica Project (announced in February 2003) and for corporate growth.

Agua Rica is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

1-866-608-9970

Email: ir@vanguardsolutions.ca

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

* Previously released in Northern Orion press release February, 2003 prepared in accordance with National Instrument 43-101

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, April 8th, 2003	NEWS RELEASE	NNO - TSX

Northern Orion to acquire 12.5% of Bajo de la Alumbrera and free cash flow

Northern Orion ("NNO") is pleased to announce that it has entered into an agreement where NNO will participate in the acquisition of a 25% interest in low cost Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

Located just 34km from NNO's Agua Rica copper gold deposit, Alumbrera is a world class mine operated by MIM Holdings Limited of Australia. It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30,2002 at a net cash cost of US$0.21 per pound (net of gold credits). Alumbrera is estimated to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of US$0.21 per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 4.1 billion pounds of copper and 7.1 million ounces of gold. NNO's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of US$0.21 per pound of copper.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid-tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution. NNO is currently acquiring from BHP Billiton the 72% of the ownership interest in Agua Rica that NNO does not now own.

NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

"The acquisition of a strategic and cash flow positive stake in Alumbrera, combined with our acquisition of the remaining 72% of the Agua Rica project, is a quantum step in the continuing growth of NNO into an intermediate copper producer" commented David Cohen, President and CEO of NNO. "The anticipated significant free cash flow from Alumbrera and the positive revaluing of Agua Rica as a result of the Argentine currency devaluation is expected to give NNO a substantial potential cash flow stream over the next 25 years."

NNO and WRM will equally own a special purpose acquisition company to hold the 25% interest being purchased from Rio Algom. The acquisition of Alumbrera is subject to customary closing conditions, including due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. The acquisition is expected to close by June 23, 2003.

The financing of the acquisition will not require any copper or gold hedging, leaving NNO with 100% of the upside of any potential copper price increases.

With the Alumbrera transaction, Northern Orion believes that it will fulfill one of its principal objectives to maximize the economic potential of the Agua Rica deposit, by accessing positive cash flow for the company. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for further accretive transactions.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Toll Free: 1-866-608-9970

Email: ir@vanguardsolutions.ca

"The acquisition of a strategic and cash flow positive stake in Alumbrera, combined with our acquisition of the remaining 72% of the Agua Rica project, is a quantum step in the continuing growth of NNO into an intermediate copper producer" commented David Cohen, President and CEO of NNO. "The anticipated significant free cash flow from Alumbrera and the positive revaluing of Agua Rica as a result of the Argentine currency devaluation is expected to give NNO a substantial potential cash flow stream over the next 25 years."

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, April 11th, 2003	NEWS RELEASE	NNO - TSX

Northern Orion enters into agreement with underwriting Syndicate

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Northern Orion Explorations Ltd. ("NNO") is pleased to announce a proposed private placement with a syndicate of underwriters, co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., and Salman Partners Inc., to raise US$70-80m million in equity on a best efforts basis. The private placement will be comprised of common shares and common share purchase warrants.

Proceeds from the private placement will be used to fund NNO's portion of the purchase price relating to the previously announced acquisition of Rio Algom Limited's 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina.

Completion of the private placement is subject to receipt of all necessary regulatory and other approvals including the approval of The Toronto Stock Exchange and the American Stock Exchange.

NNO's projected annual share of production from Alumbrera is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of US$0.21 per pound of copper over a minimum of 8 years.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of NNO to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and future prices of gold and copper. Although NNO has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: 1-866-608-9970

Email: ir@vanguardsolutions.ca

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

April 22, 2003	NEWS RELEASE	NNO - TSX

Extension of Share Purchase Warrants

The Company announces that it has agreed, subject to shareholder and TSX approval, to extend the expiry date of 10,000,000 common share purchase warrants (the "Warrants") previously issued to ValGold Resources Ltd. ("ValGold").  Each Warrant is exercisable to acquire one (1) common share of the Company at $0.20 per share.  The expiry date will be extended from April 27, 2003 to December 31, 2003.  ValGold is a British Columbia public company, the shares of which are listed for trading on the TSX Venture Exchange and is at arm's length to the Company.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Toll Free: 1-866-608-9970

Email: ir@vanguardsolutions.ca

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, May 9, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Closes Agua Rica Acquisition

Vancouver, B.C., May 9, 2003 --  Northern Orion Explorations Ltd (TSX: NNO) ("Northern Orion") is pleased to announce the closing of its acquisition from BHP Minerals International Exploration Inc ("BHP Billiton") of their 72% interest in the Agua Rica copper-gold-molybdenum project in Argentina.  Northern Orion now owns 100% of the Agua Rica project.

The BHP Billiton interest was purchased for US$3.6 million paid on the closing date, with a further payment of US$9.0 million to be paid on or before 30 June 2005.  Northern Orion has drawn on its previously announced US$3 million convertible term loan from Endeavour Mining Capital Corp (TSXV: EDV) to fund a portion of the initial payment to BHP Billiton.

Northern Orion is currently focused on completing its previously announced acquisition of a 12.5% interest of the Bajo de la Alumbrera copper-gold mine in Argentina.  This transaction is expected to close by June 23, 2003.  The Alumbrera operations are located approximately 34km west of the Agua Rica project.

With the Agua Rica and Alumbrera transactions, Northern Orion intends to position itself as a leading mid-tier copper production and development company.  Northern Orion is focused on maximizing the economic potential of its assets and is actively assessing a number of other potential opportunities that could provide the basis for continued growth.

"David Cohen"

David Cohen, President and CEO

Northern Orion Explorations Ltd.

For further information:

Investor Relations:  Vanguard Shareholder Solutions Inc.

Tel:

1-866-608-9970

Email:

ir@vanguardsolutions.ca

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, May 16, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Announces Private Placement Pricing and

Underwriting Agreement for up to US$80 million

VANCOUVER, B.C., May 16, 2003 --  Northern Orion Explorations Ltd (TSX: NNO) ("Northern Orion") is   pleased to announce that it has signed an underwriting agreement  with respect  to the previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. issuing US$65 million of Special Warrants subject to a US$15 million over- allotment option subject to shareholder and regulatory approvals and other third party consents.

The issue consists of approximately 683 million units of the Company at $0.13 per unit, each unit consisting of one common share and 1/2 warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for a period of up to five years.

Proceeds of the private placement will be used to fund the previously announced purchase of the 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid- tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution. NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

In conjunction with the 12.5% interest in the Alumbrera copper-gold mine purchased by the Company, NNO owns 100% of Agua Rica, located in the Catamarca  Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

"David Cohen"

David Cohen, President and CEO

Northern Orion Explorations Ltd.

For further information:

Investor Relations:  Vanguard Shareholder Solutions Inc.

Tel:

1-866-608-9970

Email:

ir@vanguardsolutions.ca

 /NOT FOR DISTRIBUTION IN U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Neither any securities that may be offered by Northern Orion in any future financing nor the Northern Orion securities being sold by Miramar will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.

NORTHERN ORION ANNOUNCES CLOSING
 OF SPECIAL WARRANT FINANCING

Northern Orion Explorations Ltd.

TSX: NNO

May 29, 2003

Northern Orion (the "Corporation" or "NNO") is pleased to announce that it has closed its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (the "Underwriters").

The Corporation raised aggregate proceeds of approximately US$70.5 million from the sale of 732,751,754 special warrants, of which 47,820,247 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters.   The special warrants were sold at a price of Cdn.$0.13 per special warrant.  The balance of the over-allotment option may be exercised by the underwriters to acquire up to a further 110,240,870 special warrants for a period of 30 days following the closing.

Each special warrant is exerciseable for one common share and one-half of one common share purchase warrant of the Corporation, without payment of additional consideration.  Each whole warrant entitles the holder to acquire one common share at a price of Cdn.$0.20 until May 29, 2008.

Proceeds of the private placement will be used to fund NNO's equity portion of the purchase, with Wheaton River Minerals Ltd., of a 25% interest in the Bajo de la Alumbrera copper-gold mine in Argentina from Rio Algom Limited, a wholly owned subsidiary of BHP Billiton, for US$180 million.   The gross proceeds of the private placement are being held in escrow pending the completion of the acquisition, which is expected to occur in late June, and the satisfaction of certain other release conditions.

Annual and Extraordinary General Meeting

The Corporation's annual and extraordinary general meeting of shareholders of the Corporation will be held on June 16, 2003.  At that meeting, special resolutions will be proposed to consolidate the Corporation's common share capital on a ten (10) old for one (1) new basis, to change the Corporation's name to "Northern Orion Resources Inc." and to increase its authorized common share capital to 700 million common shares on a post-consolidated basis.  The Corporation proposes this consolidation to facilitate the previously announced special warrant financings and any future financings.  There are presently approximately 229 million common shares issued and outstanding in the capital of the Corporation and following the proposed share consolidation (without taking into account the shares issuable pursuant to the special warrant financing), there will be approximately 22.9 million common shares issued and outstanding.  The changes of name and capital are subject to shareholder approval and acceptance for filing by the Toronto Stock Exchange (the "TSX").

In accordance with the policies of the TSX, member approval will also be sought at the meeting for the proposed special warrant financing and an increase in the number of shares reserved under the Corporation's stock option plan.

 "David Cohen"

David Cohen, President and CEO

NOT FOR DISTRIBUTION IN U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.  Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.

For further information: INVESTOR RELATIONS - Vanguard Shareholder Solutions Inc., Tel: (604) 608 608-0824, 1 1-866 866-608 608-9970,

Email: ir(at)vanguardsolutions.ca/

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

May 30, 2003	NEWS RELEASE	NNO - TSX

 NORTHERN ORION FIRST QUARTER RESULTS

Northern Orion Explorations Ltd. (NNO:TSX) interim consolidated statements for the three months ended March 31, 2003 ("fiscal 2003"), present a loss of $1,171,000 or $0.01 per share  compared to a loss of $468,000 or $0.00 per share in the three months ended March 31, 2002 ("fiscal 2002").

The increase in loss in fiscal 2003 is primarily due to the inclusion of a valuation for stock compensation for directors and officers' stock options which is included in professional and consulting fees.  The fiscal 2003 increase includes the $750,000 in stock compensation expense resulting from the measurement of the intrinsic value of the award and the change in the intrinsic value between the grant date and the measurement date.  The cash costs for professional and consulting increased from $173,000 in fiscal 2002 to $235,000 in fiscal 2003.  Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in fiscal 2003, until completion of the Agua Rica and Alumbrera acquisitions.  Office, management and administration fees increased from $107,000 in fiscal 2002 to $230,000 in fiscal 2003.  Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries.  Severance and restructuring costs decreased from $154,000 in fiscal 2002 to $10,000 in fiscal 2003.  During the three months ended March 31, 2003, 300,000 stock options were granted to an investor relations firm.  The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office and administration fees.

At March 31, 2003, Northern Orion had working capital of $3,928,000.  During the first quarter of fiscal 2003, Northern Orion completed a private placement of 40 million units priced at $0.10 and $0.115 for non arms-length parties, for gross proceeds of approximately $4.1 million dollars.  Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $0.13.  A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has been terminated.

For further information please contact:

Investor Relations - Vanguard Shareholder Solutions Inc., Tel: (604) 608-0824 1-(866) 801-0779 Email: info@northernorion.com

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, June 18th, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Shareholders overwhelmingly approve

Alumbrera financing and share restructuring

At the Annual and Extraordinary meeting of the shareholders of Northern Orion Explorations Ltd. (the "Company") held in Vancouver, B.C. on Monday June 16th, 2003, shareholders voted overwhelmingly in favour of all resolutions, including approving the Company's special warrant financing for the purchase of a 12.5% shareholding in the Bajo de la Alumbrera Mine in Argentina.

Shareholders also approved special resolutions consolidating the Company's common shares on a ten for one basis, increasing the number of common shares authorized to 700,000,000 post consolidation and changing the Company's name to Northern Orion Resources Inc. The resolutions will be made effective on filing with the British Columbia Registrar of Companies and it is anticipated that the shares will trade on a consolidated basis as soon as the necessary arrangements have been concluded with the Toronto Stock Exchange.

Incumbent directors John Burns, David Cohen, Robert Cross, Terry O'Kane and Stephen Wilkinson were re-elected at the meeting. Deloitte and Touche, LLP were appointed as the company's auditors in conjunction with their role in the Alumbrera transaction. Shareholders also approved resolutions ratifying the grant of certain incentive stock options and an amendment to the Company's Stock Option Plan to increase that maximum aggregate number of common shares available under that plan to 10% of the issued share capital, including the common shares underlying the special warrants to be issued in the Alumbrera financing.

A total of 107,113,054 common shares were represented at the meeting, constituting 46.86% of all shares issued and outstanding. Resolutions passed at the meeting were supported by large majorities, ranging from 96% to 97%.

"Our shareholders have clearly demonstrated their support for the progress that Northern Orion has made over the last year. Northern Orion has successfully moved from an exploration company into a cash flow positive position with one of the lowest cost copper and gold producers in the world. We are excited about the additional potential to unlock value within the company as we continue to move forward." commented David Cohen, President and CEO of the Company after the meeting.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, June 24th, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES CLOSING
OF ALUMBRERA ACQUISITION

Completion of Alumbrera Acquisition

Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd., "Northern Orion") is pleased to announce that it has completed the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for a purchase price of US$90 million.  Rio Algom agreed to defer payment of up to US$30 million of the purchase price for two years, with US$25 million of such deferred amount bearing interest at LIBOR + 2%, and the balance bearing interest at LIBOR + 5%.

"The closing of this acquisition should provide Northern Orion with substantial high quality cash flow." commented David Cohen, president and chief executive officer of Northern Orion.  "We will be continuing our evaluation of the most appropriate development of our adjacent Agua Rica deposit, with the objective of securing Northern Orion a significant cash flow stream over the next 25 years."

Located just 34 kilometres from Northern Orion's Agua Rica copper gold deposit, Alumbrera is a world-class mine operated by MIM Holdings Limited of Australia.  It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30, 2002, at a net cash cost of 21 cents per pound (net of gold credits).  Alumbrera is projected to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of under 21 cents per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 368 million tonnes containing 4.1 billion pounds of copper and 6.9 million ounces of gold.   Northern Orion's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of under 21 cents per pound of copper. The reserves have been estimated in accordance with CIM 2000 by independent qualified persons.

The acquisition of its interest in Alumbrera moves Northern Orion directly into the mid-tier copper production ranks.  With its low operating costs and mature operation, Alumbrera should provide cash flow from Alumbrera over the next 10 years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

Northern Orion and BHP Billiton have filed a consultative opinion seeking a ruling from the Competition Defense Commission (the "CDC") in Argentina that notification for anti-trust approval by the CDC is not required. The CDC is the regulatory body in Argentina that monitors transactions that may attract anti-trust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations.  Northern Orion has obtained advice from its Argentina counsel that the Alumbrera Acquisition is unlikely to be subject to Argentina's anti-trust laws.

Completion of Special Warrant Financing

Northern Orion is also pleased to announce that it has completed the second and third tranches of its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc.  Endeavour Financial and Griffiths McBurney & Partners acted as financial advisers to Northern Orion in connection with the Alumbrera Acquisition and the Special Warrant Financing.

Northern Orion raised aggregate proceeds of approximately US$77.8 million from the sale of 809,403,101 special warrants, of which 124,471,594 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters.   The special warrants were sold at a price of Cdn.$0.13 per special warrant.  After giving effect to Northern Orion's 10 old for 1 new share consolidation which took effect on the TSX on June 24, 2003, each ten special warrants entitle the holder to acquire one common share and one-half of one common share purchase warrant of Northern Orion without payment of additional consideration.  Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.   In conjunction with its share consolidation, Northern Orion changed its name to "Northern Orion Resources Inc." but will continue to trade under the symbol "NNO".

US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the Alumbrera acquisition.  The balance of the proceeds are being used to pay costs relating to the financing and acquisition, and to provide Northern Orion with working capital.

 "David Cohen"

David Cohen, President and CEO

All such securities have been sold and this press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.  Some of the above statements are forward looking and may involve risks and uncertainties, including without limitation, exploration, development and operating risks, insurance and uninsured risks, environmental risks, uncertainties regarding estimates, commodity prices, risks related to permitting, infrastructure, business interruptions and foreign operations.  Additional information on these and other potential factors that could affect Northern Orion's financial results will be detailed in the prospectus to be filed and in other documents filed from time to time on SEDAR.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (866) 608-9970

Email: ir@vanguardsolutions.ca

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, July 30th, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES COMPLETION OF PROSPECTUS FILING

Northern Orion Resources Inc. (the "Company") is pleased to announce that it has received a final receipt for its July 25, 2003 final prospectus qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of 810,403,101 previously issued special warrants of the Company.  Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.

The Company anticipates that trading in the common shares will commence on Thursday, July 31, 2003, and that trading in the warrants will commence on a date shortly thereafter.

The special warrants were sold on a private placement basis by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc.  US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the recently completed Alumbrera acquisition.

The qualification of the prospectus completes the acquisition of the Company's interest in the Bajo de la Alumbrera mine that moves Northern Orion directly into the mid-tier copper and gold production ranks.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

 "David Cohen"

David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Wednesday, August 6th, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES LISTING OF WARRANTS

Northern Orion Resources Inc. (the "Company") is pleased to announce that the 40,520,155 common share purchase warrants issued as part of the 810,403,101 previously issued special warrants (pre consolidation) of the Company will commence trading on the Toronto Stock Exchange under the symbol NNO.WT on Thursday, August 7th 2003.  Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.

The special warrants were sold on a private placement basis to fund Northern Orion's equity portion of the recently completed Alumbrera acquisition by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc.

Northern Orion is a mid-tier copper and gold producer with significant projected cash flow.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

 "David Cohen"

David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: 1-866-608-9970

Email: ir@vanguardsolutions.ca

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, September 2, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES SECOND QUARTER EARNINGS

Equity earnings of $404,000 for the period from June 24, 2003, to June 30, 2003, were recorded in the three months ended June 30, 2003.

In the second quarter of 2003, Northern Orion Resources Inc. (NNO:TSX) successfully completed two transactions:  the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina and the acquisition and consolidation of the remaining 72% of the Agua Rica property, 34 km from Alumbrera. The Alumbrera purchase price of US$90 million was paid with US$60.0 million of the proceeds from the special warrants financing undertaken in the quarter and a deferred payment of US$30 million payable to the vendor, BHP Billiton. In May 2003 Northern Orion acquired the remaining 72% interest in the Agua Rica property, located 34 kilometres from Alumbrera, consolidating the ownership of the deposit.  Cash flow from the Alumbrera Mine will assist the Company in development of the Agua Rica property.

As a result of the timing of these two transactions, Northern Orion has incurred a loss of $6,124,000 or $0.35 per share in the six months ended June 30, 2003 ("fiscal 2003"), compared to a loss of $886,000 or $0.08 per share in the six months ended June 30, 2002 ("fiscal 2002").

The increase in loss in fiscal 2003 is primarily due to the inclusion of stock compensation for directors and officers' stock options of $6,736,000 in professional and consulting fees.  The cash costs for professional and consulting increased from $426,000 in fiscal 2002 to $787,000 in fiscal 2003.  Legal fees increased due to the restructuring of the Argentinean assets, the share consolidation, and other financial activities undertaken in the first six months of fiscal 2003.  Office, management and administration fees increased from $254,000 in fiscal 2002 to $429,000 in fiscal 2003.  Included in these fees are fees paid for management for the Argentinean subsidiaries.  There were no severance and restructuring costs in fiscal 2003, a decrease from $176,000 in fiscal 2002.

During the six months ended June 30, 2003, 300,000 stock options were granted to an investor relations firm.  The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office and administration fees.

During the quarter, Northern Orion completed a special warrants financing of 81,040,310 units at a price of $1.30.  A prospectus dated July 25, 2003, qualified the conversion of the special warrants into 81,040,310 common shares and 40,520,155 listed share purchase warrants.  Each warrant is exercisable at a price of $2.00 into a common share until May 29, 2008. As of June 30, 2003, Northern Orion had working capital of $8,330,000.

The transactions completed in the second quarter move Northern Orion directly into the mid-tier copper and gold production ranks and should provide significant cash flow over the next ten years and the working capital to initiate further development of Agua Rica without further equity dilution at current commodity prices. In addition, Northern Orion will continue to review other opportunities for possible accretive acquisition.

 "David Cohen"

David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, October 3, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION REVISES SECOND QUARTER STATEMENTS

Northern Orion Resources Inc. has amended its second quarter financial statements and Management Discussion and Analysis.  The amendments reflect a $3.9 million decrease in the previously reported loss for the period to reflect a change in the accounting treatment of stock compensation.  The amended financial statements may be viewed under the Company's profile at www.sedar.com."

"David Cohen"

David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

Thursday, November 20th, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES $11,136,000 SHARE OF GROSS
OPERATING CASH FLOW FROM ALUMBRERA IN THIRD QUARTER

Northern Orion Resources Inc. (the "Company") is pleased to announce results its first quarter of full operational contribution from its 12.5% interest in the Bajo de la Alumbrera ("Alumbrera") copper and gold mine in Argentina. From July 1, 2003 to September 30, 2003 the highlights of the Company's third quarter financials are:

  Attributable share of operating cash flow (before interest, depletion, depreciation, amortization and tax) from Alumbrera of $11,136,000 on sales of $21,690,000, compared with zero in the same period a year ago.

  Attributable share of production from Alumbrera totaled 13,298,600 pounds of copper and 19,700 ounces of gold, up from zero in the same period last year.

  Total cash cost (net of gold byproducts) of US$0.088 per pound of copper with average realized prices for copper and gold of US$0.79 per pound and $362 per ounce respectively.

  Subsequent to the quarter end, the Company was advised that its net cash distribution from Alumbrera for the period from June 1, 2003 to November 30, 2003 is US$7,491,000 and will be received at the end of November 2003.

The Company's interest in Alumbrera has contributed $3,913,000 or $0.04 per share towards earnings in the three months ended September 30, 2003 ("Quarter 2003"). There is no comparative income for the three months ended September 30, 2002 ("Quarter 2002"). The Company recorded earnings of $1,839,000 or $0.02 per share in Quarter 2003, compared to a loss of $693,000 or ($0.04) per share in Quarter 2002.

"This dramatic turn around in the financial position of Northern Orion clearly supports the acquisitions that we have made in 2003. Alumbrera is demonstrably one of the most profitable mines in the world and we are very pleased with its ongoing operational performance." commented David Cohen, President and CEO of NNO. "We will apply a portion of the cash received from Alumbrera to reduce our outstanding debt and advance the development of Agua Rica".

Northern Orion is a mid-tier copper and gold producer with significant projected cash flow. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

"David Cohen"
David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: info@northernorion.com